FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-7616

PIONEER CORPORATION
 (Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F	Form 40-F X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer and NEC Conclude the Stock Transfer Agreement on Plasma Display Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 2, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated July 1, 2004, concerning the acquisition of NEC Plasma Display Corporation, a subsidiary of NEC Corporation.

For Immediate Release

Pioneer Corporation
NEC Corporation

Pioneer and NEC Conclude the Stock Transfer Agreement
on Plasma Display Business

July 1, 2004, Tokyo, Japan -— Pioneer Corporation (TSE: 6773; NYSE: PIO) and NEC Corporation (TSE: 6701; NASDAQ: NIPNY) have continued discussions based on the Memorandum of Understanding dated February 3, 2004, and today officially concluded the stock transfer agreement.

In accordance with the stock transfer agreement, it is scheduled that effective as of September 30, 2004, NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation (NPD), and all the intellectual property rights on plasma displays NEC holds.

< Outline of NEC Plasma Display Corporation (NPD)>

Company name:	NEC Plasma Display Corporation
Headquarters:	7-1, 5-Chome, Shiba, Minato-ku, Tokyo, Japan
Tamagawa Office:	1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan
Kagoshima Plant:	2080, Ohnohara-cho, Izumi, Kagoshima, Japan
President:	Kenji Tokuyama
Paid-in Capital:	10 billion yen (as of March 31, 2004)
Products:	Plasma display sets and modules
Sales amount:	Approximately 50 billion yen (for the fiscal year ended March 31, 2004)
Number of Employees:	Approximately 1,100 employees (as of March 31, 2004)

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For further information, please contact (in Japan):

Pioneer Corporation
Public Relations Department, phone: 81-3-3495-9903; e-mail: pioneer_prd@post.pioneer.co.jp

NEC Corporation
Corporate Communications Division
Diane Foley, phone: 81-3-3798-6511; e-mail: d-foley@ax.jp.nec.com
Makoto Miyakawa, phone: 81-3-3798-6511; e-mail: m-miyakawa@bk.jp.nec.com